US Neurosurgical, Inc	Suite 325 2400 Research Blvd. Rockville, MD 20850

September 19, 2005

Securities and Exchange Commission

Washington, DC

Dear Sir or Madam:

In connection with our amended 8-K dated 12/23/04, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Alan Gold

Chairman and Chief Executive Officed